Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(In Thousands, Except Per Share Data, Unaudited)

	Three Months Ended	Six Months Ended
	December 31, 2013	December 31, 2013

Income available to common stockholders	$2,987	$5,573

Weighted average shares outstanding	65,767	65,851

Basic earnings per share	$0.05	$0.08

Income for diluted earnings per share	$2,987	$5,573

Total weighted average common shares and equivalents outstanding for diluted computation	65,767	65,851

Diluted earnings per share	$0.05	$0.08